Filed Pursuant to Rule 424(b)(3)

Registration No. 333-272750

IPC ALTERNATIVE REAL ESTATE INCOME TRUST, INC.

SUPPLEMENT NO. 9 DATED OCTOBER 22, 2025

TO THE PROSPECTUS DATED APRIL 4, 2025

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of IPC Alternative Real Estate Income Trust, Inc., dated April 4, 2025 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the “Company,” “we,” “us,” or “our” refer to IPC Alternative Real Estate Income Trust, Inc. unless the context specifically requires otherwise.

The purpose of this Supplement is to disclose changes to the Company’s management.

Management Update

The following disclosure updates the “Management” section of the Prospectus and all similar disclosure:

On October 18, 2025, Keith D. Lampi resigned as our Chief Executive Officer and as a member and chairman of our board of directors, effective as of October 20, 2025. Mr. Lampi’s resignation was not due to any disagreement with the Company, our Advisor or any of its and their affiliates. The board would like to thank Mr. Lampi for his years of service and wish him well in his future endeavors.

In connection with Mr. Lampi’s resignation, Ella S. Neyland, a member of our board of directors, accepted the role of Interim Chief Executive Officer of our sponsor, Inland Real Estate Investment Corporation, and its subsidiary Inland Private Capital Corporation. Ms. Neyland remains on our board, and has been appointed as chair of the board, effective as of October 20, 2025.

Our board of directors has appointed Denise Kramer, our now-former Chief Operating Officer, Lead Portfolio Manager, as our Chief Executive Officer, effective as of October 20, 2025. Ms. Kramer’s biography is set forth below.

As result of Ms. Neyland’s acceptance of an officer position with our sponsor, she no longer qualifies as an independent director. Accordingly, Ms. Neyland stepped down from the audit committee, affiliate transaction committee and nominating and corporate governance committee of our board. In light of Ms. Neyland no longer qualifying as independent, and in order to continue to have a majority of independent directors on the board, Anthony Chereso, a member of our board, resigned from the board effective October 20, 2025, on a temporary basis. Our board expects him to return to the board once a new independent director is appointed.

Ms. Kramer, 47, serves as the Company’s Chief Executive Officer and as Chief Executive Officer of the Advisor, roles she has held since October 2025. Prior to her appointment as our Chief Executive Officer, Ms. Kramer served as our Chief Operating Officer, Lead Portfolio Manager from June 2023 through October 2025. Ms. Kramer also serves as the Chief Executive Officer and a director of InPoint Commercial Real Estate Income, Inc. (“InPoint”), positions she has held since December 2024, and as the President of InPoint’s advisor, Inland InPoint Advisor, LLC, a position she has held since January 2022. In addition, Ms. Kramer has served as Senior Vice President, Investment Product Management of IREIC since December 2022. Ms. Kramer began her career with Inland in 2016, serving as Senior Vice President, Investment Product Research for Inland Securities Corporation, Inland’s managing broker dealer. Prior to joining Inland, Ms. Kramer served as Director of Investment Research at Advisor Group from January 2010 to August 2016. Ms. Kramer has a B.A. in accounting from the University of Maine and a Master’s degree in finance from Northeastern University. She holds Series 7 and 66 licenses with FINRA, and is a CFA Charterholder.